Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

Deal Rationale Questions

•                  Why is Equifax seeking to acquire TALX?  Equifax is acquiring TALX to bring together two growing companies whose capabilities and products complement each other very well.  TALX is uniquely positioned to expand Equifax’s market leadership in the management, analysis and delivery of personalized data — providing growth opportunities that will benefit the shareholders, customers and employees of both companies.

•                  How does the acquisition fit into Equifax’s vision?

Equifax’s vision is clear — our core is unique data with proprietary decisioning technology which leverages our rich talent and leadership capabilities. Within our strategy for growth, TALX squarely fits with differentiated data and emerging adjacency opportunities.

•                  What are the synergies?  TALX has core data assets; transaction base with recurring revenue; focused on efficient interaction with customers; strong technology infrastructure underpinning operations; and financial service client overlap. The combined companies have a broader customer base and expanded decisioning applications/opportunities.

•                  What is the long term growth impact for Equifax?  There are many opportunities including expanding services to mid-market customers; cross-selling core products and services to existing customers; and enhancing ID authentication services.

•                  What is the timetable for completing the acquisition?  We anticipate closing in late Q2 or early Q3 subject to regulatory and shareholder approval in addition to customary closing conditions.

•                  How will TALX fit into Equifax’s structure?  Until the deal closes it’s very much ‘business as usual’ for both companies. At that time, TALX will become the fifth business unit of Equifax. As with all of our business units, we will leverage our Centers of Excellence to achieve greater efficiencies while supporting TALX growth objectives.

•                  Do we anticipate job eliminations?

Today’s announcement isn’t about workforce issues, it is about growth. Equifax always strives to seek the most efficient and effective ways to operate.

•                  How does the TALX Tax Management business fit within Equifax’s strategy?

The Tax Management business fuels growth of The Work Number and its database through bundling and cross-selling. TALX’s Tax Management business is an important component of their value proposition to customers’ HR departments, which is to provide a suite of pay reporting, compliance, and hiring outsourcing solutions across the HR value chain.

General Consumer Questions

•                  What is the value to combining these two companies?

Combining TALX’s data and resources into Equifax will allow both companies to better serve customers who depend on trusted intelligence that leverages differentiated data to help protect and grow their business.

•                  TALX has employment information on millions of people. Is the information safe?

Equifax has been a trusted steward of sensitive personal information for 108 years. We will continue to operate under our own stringent rules and abide by all applicable regulations concerning the use of our data.

•                  Do the companies plan to combine income and employment data in the credit database?

Equifax only uses data only as permitted by law and under the various customer and data furnisher agreements. We do not plan to combine TALX data into the credit file.

Our intent is to provide employment and income verification services consistent with current TALX practices.

•                  What happens to the TALX management team?

TALX will operate as our fifth business unit led by William Canfield and his management team.

•                  Are you planning to relocate?

We have many business locations around the country. There is no need to move the TALX headquarters at this time.

•                  How will this transaction affect consumers or workers whose information is currently maintained by TALX?

This transaction will have no impact on consumers.

This transaction is designed to bring together two growing companies whose capabilities and products complement each other very well.

TALX is uniquely positioned to expand Equifax’s market leadership in the management, analysis and delivery of personalized data — providing growth opportunities that will benefit the shareholders, customers and employees of both companies.

Consumers will not be impacted, and their data remains protected by a company with a 108-year history for being a trusted steward of personal information.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction..